Importance of Dividends in the Current Market Environment

Presentation to
Financial Planning Association of Minnesota

September 16, 2014

Presentation by

Kent L. Johnson
Senior Vice President & Portfolio Manager
Sit Investment Associates, Inc.

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and sluggish economic growth. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Please refer to the disclosure on page 14

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 4.4% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 8.8% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13

	December 1973 to June 2014		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.8%	18.4%	-2.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	14.9%	10.5%	4.4%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.

** Average annualized Q/Q US real GDP growth during the period = 2.9%.

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

Please refer to the disclosure on page 14

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Dividends are an Important Driver of Long-Term Returns


S&P 500
3,000
2,000
1,000
S&P 500 Total Return
S&P 500 Price Return
2,362
1,172
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11


Contribution to S&P 500 returns
1936-2013
Dividends
40%
Price Return
60%

Please refer to the disclosure on page 14

Source: Bank of America/Merrill Lynch, May 9, 2014, FactSet Research Systems and Sit Investment Associates, June 30, 2014

Relative Valuation of High Dividend Growth vs. High Dividend Yield



Relative valuation: High DPS Growth vs. High Dividend Yield (based on median forward P/E of top decile), 1990-4/2014
Dividend Growth More Expensive
Avg = 20%
Dividend Yield More Expensive
100%
80%
60%
40%
20%
0%
-20%
-40%
'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07'08'09'10'11'12'13
Source: Compustat, BofA Merrill Lynch US Equity & US Quant Strategy

High Dividend Growth

Company	Sector	'15 P/E
U.S. Bancorp	Finance	13x
Macy's Inc	Retail Trade	12x
Apple Inc.	Electronic Technology	14x
Medtronic, Inc.	Health Technology	15x
Honeywell International Inc.	Producer Manufacturing	15x
	Average:	14x

High Dividend Yield

Company	Sector	'15 P/E
Altria Group, Inc.	Consumer Non-Durables	16x
Simon Property Group, Inc.	REIT	17x
General Mills, Inc.	Consumer Non-Durables	16x
Xcel Energy Inc.	Utilities	15x
McDonald's Corporation	Consumer Services	16x
	Average:	16x

Please refer to the disclosure on page 14

Source: Bank of America/Merrill Lynch, May 9, 2014 and Sit Investment Associates, September 15, 2014

Mean Reversion Expected for Payouts and Yields



S&P 500 Dividend Payout Ratio
Average Since 1900 = 55%; June 2014 = 33%
Based on Trailing 12 Month Operating Earnings
Payout Ratio
Historical Average
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10



S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.2%; June 30, 2014 = 1.9%
Dividend Yield
Historical Average
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10

Please refer to the disclosure on page 14

Source: Robert Shiller, Ned Davis Research, Barra, Standard and Poors, Ibbotson, Thomson Financial, and Morgan Stanley Research June 30, 2014

Strong U.S. Corporate Balance Sheets, Profit Margins at All-Time Highs


S&P non-financials cash
1,400
1,200
1,000
800
600
400
200
0
14%
12%
10%
8%
6%
4%
2%
Cash of S&P 500 ex. Financials ($bn, lhs)
Cash / Mkt Cap (rhs)


S&P non-financials net debt/market cap
60%
50%
40%
30%
20%
10%
Recession
Net Debt / Mkt Cap (S&P 500 ex. Financials)

S&P 500 Profit Margin


%
9
8
7
6
5
4
© BCA Research 2014
1960
1970
1980
1990
2000
2010

Please refer to the disclosure on page 14

Source: Deutsche Bank Research, September 8, 2014 and BCA Research, September 15, 2014

Consistent Capital Return Among Sectors



Cash Distributions as a % of Market Cap, 4QT
0%
1%
2%
3%
4%
5%
6%
Telecom
4.2%
1.4%
Industrials
2.0%
3.5%
Tech
1.4%
4.0%
Materials
2.2%
3.1%
Staples
2.6%
2.6%
Cons. Disc.
1.5%
3.6%
Energy
2.1%
2.5%
Health Care
1.6%
2.7%
Financials
1.8%
2.3%
Utilities
3.6%
0.2%

Dividends: Left Buybacks: Right

Please refer to the disclosure on page 14

Source: ISI Group, August 26, 2014

Rising Dividends for Technology Companies

More Than 2/3 of S&P Tech Paying A Dividend
S&P Tech companies with a dividend, 65 total


0
5
10
15
20
25
30
35
40
45
'90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14

More Than ½ Of Tech Companies Raising Dividends
S&P Tech companies with a dividend increase from year-ago, 65 total


0
5
10
15
20
25
30
35
40
1Q91 1Q92 1Q93 1Q94 1Q95 1Q96 1Q97 1Q98 1Q99 1Q00 1Q01 1Q02 1Q03 1Q04 1Q05 1Q06 1Q07 1Q08 1Q09 1Q10 1Q11 1Q12 1Q13 1Q14

Tech Cash Continues Growth Despite Payouts
$, billions, current tech constituents through 2Q14


$-
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
$550
$600
$621
$456
ex-AAPL
'90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14

Tech Cash/Market Cap Still Elevated
Cash/Market Cap, 65 S&P Tech co's


0%
4%
8%
12%
16%
20%
2Q
'95 '96 '98 '99 '00 '02 '03 '05 '06 '07 '09 '10 '12 '13

Please refer to the disclosure on page 14

Source: ISI Group, August 26, 2014

A Dramatic Change in Correlation in Recent Years



Correlation of Stock and Bond Total Returns
5-Year Correlation
1-Year Correlation
10/24/1997
52%
8/3/1966, -7%
10/10/1963
-10%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
1941
1943
1945
1947
1949
1951
1953
1955
1957
1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Please refer to the disclosure on page 14

Source: Bianco Research, August 19, 2014

Rising Interest Rates and Stock/Bond Returns

+1% Rise in Interest Rates and Estimated Impact on Bond Prices


US Treasury Bill (6 mo)
Convertibles
High Yield Corporate Bonds
Agency MBS
Emerging Market Bonds
Investment Grade Corporate Bonds
Municipals
US Treasury (7-10 yr)
US Treasury Long-Term
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
-18%
-0.5%
-3.2%
-4.0%
-5.0%
-5.9%
-7.0%
-7.1%
-7.9%
-16.5%
Sources: ISI, Altegris Advisors

Equity Returns in Recent Rising Rate Environments

Period	10-Year Treasury Change	S&P 500 % Change
4/30/2013 - 12/31/2013	+132 bps	15.7%
8/31/2010 - 3/31/2011	+97 bps	26.4%
12/31/2008 - 12/31/2009	+159 bps	23.5%
5/30/2003 - 6/30/2006	+179 bps	31.8%
9/30/1998 - 1/31/2000	+225 bps	37.1%

Please refer to the disclosure on page 14

Source: ISI Group, August 4, 2014, Factset Research Systems and Sit Investment Associates, Inc., September 12, 2014

The Environment For Dividends - Summary

A confusing macro environment: global monetary policy actions are highly inflationary but disinflationary conditions prevail in many regions.

Stocks have performed very well in rising rate environments in recent years, as higher yields have been accompanied by an improving economic outlook, which has been the main concern for equity investors.

Stocks and bonds have become more negatively correlated in recent years (since the late 90's) as inflation has been nonexistent. Bond prices are largely arithmetic, while stocks tend to be highly sensitive to economic growth.

Diversified, lower beta dividend growth strategies are attractive in an uncertain environment when valuations are elevated for both stocks and bonds.

The longer term case for dividend paying stocks is based on "mean reversion," as payouts are expected to increase given the strong financial position of U.S. corporations operating in a slow growth environment.

Dividend growers are more attractive than companies with high current yields. Companies with high dividend yields appear relatively expensive and, as "bond proxies," will likely underperform if interest rates move materially higher.

The compounding of dividends is an underappreciated driver of long-term investment returns for equities.

Please refer to the disclosure on page 14

Components of Total Return



Sit Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return (gross)
Amount of Investment
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
Dec '03 Dec '04 Dec '05 Dec '06 Dec '07 Dec '08 Dec '09 Dec '10 Dec '11 Dec '12 Dec '13
$264
$187



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
Dec '03 Dec '04 Dec '05 Dec '06 Dec '07 Dec '08 Dec '09 Dec '10 Dec '11 Dec '12 Dec '13
$220
$177

Sit Dividend Growth Fund As of June 30, 2014	1 Year	5 Year	10 Year
Class I Shares	20.26	17.43	10.1
Class S Shares	20.02	17.13	N/A

Please refer to the disclosure on page 14 **Source: Sit Investment Associates, FactSet & Compustat, June 30, 2014**

Past performance is not indicative of future performance. Please refer to the disclosure section for additional performance information.

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.